Filed by Vascular Biogenics Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vascular Biogenics Ltd.

Commission File No.: 001-36581

Date: April 18, 2023

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 22, 2023, among Vascular Biogenics Ltd., an Israeli corporation (“VBL”), Notable Labs, Inc., a Delaware corporation (“Notable”), and Vibrant Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Vibrant (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Notable will be merged with and into Merger Sub (the “Merger”), with Notable continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of VBL.

On April 18, 2023, Notable published the following communication:

Notable Labs Presents Clinical Platform Validation Data at the 2023 American Association for Cancer Research Annual Meeting

- 100% accuracy predicting clinical responders with Notable’s PPMP with enhanced machine learning -

- Fourth clinical validation study of Predictive Precision Medicine Platform -

FOSTER CITY, Calif., April 18, 2023 – Notable Labs, Inc. (“Notable”), a clinical stage therapeutic platform company developing predictive precision medicines for cancer patients, today announced clinical data regarding its Predictive Precision Medicine Platform (PPMP) at the 2023 American Association for Cancer Research (AACR) Annual Meeting being held in Orlando, Florida from April 14-19, 2023.

“Together with our collaborators at Washington University, today we are reporting on the fourth successful validation study of our Predictive Precision Medicine Platform (PPMP),” said Thomas Bock, M.D., Chief Executive Officer of Notable. “The study assessed our platform’s accuracy in predicting whether a patient will clinically respond to their induction chemotherapy for acute myeloid leukemia (AML). We are excited about these clinical results as they not only corroborate, but expand upon, those of our three other validation trials. Using a specially designed approach to training our machine learning algorithm, PPMP achieved 100% accuracy in its predictions for response to venetoclax plus decitabine (VenDec). That is, all patients predicted to respond clinically actually did while those patients predicted not to respond, did not. These results add further validation and promise to Notable’s strategy of de-risking precision medicines and developing them selectively in patients predicted to clinically respond.”

Abstract title: Predictive precision medicine platform accurately predicts individual patient response to AML treatments to maximize outcomes.

This study assessed the capacity of Notable’s Predictive Precision Medicine Platform to accurately predict newly diagnosed AML patients’ response to treatment with cytarabine plus idarubicin (7+3) or VenDec. Employing two different training methods, the predictive algorithm assessed pre-induction blood samples from 31 patients, 18 of whom received 7+3 and 13 of whom received VenDec. The “original” training approach bases predictions on the number of live blasts remaining after treatment with the induction therapies, while the enhanced PPMP approach employs a novel machine learning method and is explicitly designed to maximize the accuracy of predictions for VenDec. The study assessed the correlations between predictive and actual outcomes using four metrics: positive predictive value (PPV/predictive precision, the proportion of predicted responders who actually responded), the negative predictive value (NPV, the proportion of predicted non-responders who, in fact, did not respond), the area under the curve (AUC) of the Receiver Operating Characteristic (ROC) curve (the probability that the predictor correctly ranks a randomly chosen responder higher than randomly chosen non-responder), and accuracy (the proportion of correct predictions out of all predictions).

For both 7+3 and VenDec, PPMP trained using the original method achieved a PPV of 100%, i.e., all predicted responders actually responded. A PPV of 100% indicates, for example, that a clinical trial selectively enrolling predicted clinical responders would result in a 100% response rate. The NPV was 67% for 7+3 and 57% for VenDec (i.e., 67% of patients on 7+3 and 57% on VenDec who were predicted not to respond, did not ). Trained using the original method AUC was 0.91 for 7+3 and 0.81 for VenDec, and the accuracy of this approach was 94% for 7+3 and 77% for VenDec.

To further increase the accuracy on VenDec, a machine learning algorithm integrated the behavior of malignant and non-malignant cell populations and examined responses to the therapeutics along multiple biological dimensions. This novel enhanced method resulted in 100% PPV, 100% NPV and 100% accuracy on VenDec.

These compelling results highlight the platform’s potential as a tool for guiding the identification of, the decision-making regarding, and the clinical development of optimal AML therapies for the individual patient.

Additional meeting information can be found on the AACR website, https://www.aacr.org. The poster will be available on the Company’s website at https://notablelabs.com/ shortly after the event.

About Notable Labs, Inc.

Notable Labs, Inc. is a clinical-stage platform therapeutics company developing predictive precision medicines for patients with cancer. Through its proprietary Predictive Precision Medicines Platform (“PPMP”), Notable bio- simulates a cancer treatment and predicts whether or not a patient is likely to respond to that specific therapeutic. Notable’s PPMP can identify and select clinically responsive patients prior to their treatment and thus fast-track clinical development in this patient population. By continually advancing and expanding the reach of the PPMP across diseases and predicted medical outcomes, Notable aims to be the leader in precision medicine and revolutionize the way in which patients seek and receive treatments that work best for them – patient by patient and cancer by cancer. Notable believes it has created a targeted and de-risked in-licensing strategy to deliver a product’s medical impact and commercial value faster, higher, and with a greater likelihood of success than traditional drug development. By transforming historical standards of care, Notable aims to create dramatic positive impact for patients and the healthcare community. In February 2023, Notable entered into a definitive agreement to merge with VBL Therapeutics (NasdaqCM: VBLT). Notable is headquartered in Foster City, California. Learn more at www.notablelabs.com and follow us @notablelabs.

CONTACTS:

Investor Relations: Daniel Ferry, LifeSci Advisors

+1 (617) 430-7576, daniel@lifesciadvisors.com

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; VBL’s unaudited cash position at December 31, 2022; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of Notable’s private placement) and cash runway of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; Notable having sufficient resources to advance its volasertib and any other pipeline candidates and its platform technologies; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond VBL’s control. VBL’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of VBL and Notable to consummate the proposed Merger; (iii) risks related to VBL’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, VBL shareholders and Notable stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of VBL’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Notable’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) risks associated with VBL’s financial close process and completion of its audit for the year ended December 31, 2022; (xv) risks associated with VBL’s loss of “foreign private issuer” status; and (xvi) risks related to the closing of the sale of VBL’s Modi’in facility, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in VBL’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC, and in other filings that VBL makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information about the Proposed Merger Transaction and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. VBL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Proposed Merger Transaction and Where to Find It

This communication relates to the proposed merger transaction involving VBL and Notable and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, VBL will file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that VBL may file with the SEC and or send to VBL’s shareholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF VBL ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VBL, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by VBL with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by VBL with the SEC will also be available free of charge on VBL’s website at www.vblrx.com, or by contacting VBL’s Investor Relations at ir@vblrx.com. VBL, Notable and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from VBL’s shareholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of VBL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 14, 2023, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.